UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Chunghwa Telecom Co., Ltd.

(Exact name of the registrant as specified in its charter)

Taiwan, Republic of China	001-31731
(State or other jurisdiction of incorporation)	(Commission File Number)

21-3 Xinyi Road, Section 1, Taipei, Taiwan 10048, Republic of China	100
(Address of principal executive offices)	(Zip code)

Angela Hsieh, telephone: +886 2 2344-3566

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Website

The conflict minerals disclosure below is also available on our website at https://www.cht.com.tw/en/home/cht/investors/shareholder-services/specialized-disclosure-report.

Introduction to Our Conflicts Minerals Program.

Chunghwa Telecom Co., Ltd. has implemented a conflicts minerals program and incorporated such program into our overall corporate compliance program. Throughout this report, “we”, “us” or “our” means Chunghwa Telecom Co., Ltd. and its consolidated subsidiaries.

We have adopted the following policy as part of our conflicts minerals program.

We are committed to sourcing raw materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility. We are committed to complying with Section 1502 of the Dodd-Frank Act, which aims to prevent the use of minerals containing tin, tantalum, tungsten and gold (“3TGs”) that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (DRC) or in adjoining countries (“conflict minerals”). Each of our suppliers that provide 3TGs is required to provide evidence of such supplier’s compliance with relevant laws with respect to conflict minerals and documenting countries of origin for the 3TGs that it supplies, such as completing the Conflict Mineral Reporting Template (“CMRT”) developed by the Responsible Mineral Initiative.

To implement this commitment, we have conducted a detailed annual review since 2013 of our purchases of minerals necessary to the functionality of our products that we manufactured to determine whether we purchase any conflict minerals. For purposes of this item, conflict mineral means:

(1) Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or

(2) Any other material or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

We are the largest telecommunications service provider in Taiwan and one of the largest in Asia in terms of revenue. As an integrated telecommunications service provider, our principal services include: mobile services, fixed-line services, ICT business, sales and other services.

In our annual evaluation, we evaluated all of our business activities to determine if we manufactured any products in 2022. For each of the products we manufactured, we performed inquiries such as (i) examining records of third-party purchases of materials used in our product, (ii) examining each material we purchased in 2022 for metal content to determine whether any of the purchased materials contained any 3TGs and (iii) sending a letter requesting the completion of the CMRT to each supplier from whom we purchase materials.

Based on this evaluation, we determined that (i) our subsidiary, Chunghwa Leading Photonics Tech Co., Ltd., manufactured and sold photodetectors, and the raw materials it used to manufacture such photodetectors contained gold, which was necessary for the functionality of such photodetectors; (ii) our subsidiary, Chunghwa Precision Test Tech. Co., Ltd., manufactured and sold components used in semiconductor testing equipment, and the raw materials used in the manufacturing of such components contained gold, tin and tantalum, which were necessary for the functionality of such components and (iii) our branch, Telecom Laboratories, manufactured Bluetooth, Wi-Fi, 4G/5G antenna for internal use and the raw materials used to manufacture such products contained gold and tin, which were necessary to the functionality of such components. As a result, we believe that some 3TGs (namely, tantalum, tin and gold) are used in some products that we manufactured in 2022 that were necessary for the respective products’ functionality.

Reasonable Country of Origin Inquiry.

We also were required to conduct a reasonable country of origin inquiry (“RCOI”) with respect to 3TGs, given their necessity for the functionality of the products we manufactured in 2022, as illustrated above.

For our subsidiary, Chunghwa Leading Photonics Tech Co., Ltd., we determined that some of the raw materials used in manufacturing contained gold. We purchased gold through three suppliers. All three suppliers have provided us with written materials and completed the CMRT to demonstrate that the gold we purchased was sourced from the smelters listed on RMI Conflict-Free Smelter lists as compliant refiners. Each of these smelters was listed as a Conflict-Free Smelter at this website: http://www.responsiblemineralsinitiative.org/smelters-refiners-lists/.

For our subsidiary, Chunghwa Precision Test Tech. Co., Ltd., we determined that some of the raw materials it used in manufacturing contained gold, tin and tantalum. We performed an RCOI with respect to the gold, tin and tantalum and made inquiries with each of our seventeen suppliers of such raw materials. All these suppliers completed the CMRT to demonstrate that all of the gold, tin and tantalum used in the production of the raw materials that we purchased were sourced from the smelters that have been evaluated by the Audit Review Committee of the RBA and the GeSI and qualified for posting to the Conflict-Free Smelter lists as a compliant refiner. Each of these smelters was listed as a Conflict-Free Smelter on the respective websites: http://www.responsiblemineralsinitiative.org/smelters-refiners-lists/.

For our branch, Telecom Laboratories, we determined that some of the raw materials it used in manufacturing contained gold and tin. We performed an RCOI with respect to the gold and tin and made inquiries with each of our two suppliers of such raw materials. All these suppliers completed the CMRT to demonstrate that all of the gold and tin used in the production of the raw materials that we purchased were sourced from the smelters listed on RMI Conflict-Free Smelter lists as compliant refiners. Each of these smelters was listed as a Conflict-Free Smelter at this website: http://www.responsiblemineralsinitiative.org/smelters-refiners-lists/.

Reasonable Country of Origin Inquiry Conclusion.

Based on our evaluation of all of our purchased minerals and the RCOI performed with respect to the 3TGs described above, we have no reason to believe that any 3TGs necessary for the functionality of products we manufactured in 2022 originated in the Democratic Republic of the Congo or an adjoining country.

Item 1.02 Exhibits

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHUNGHWA TELECOM CO., LTD.

By:	/s/ Yu-Shen Chen

Name:	Yu-Shen Chen
Title:	Senior Executive Vice President and Chief Financial Officer

Date: May 9, 2023